UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, November 9, 2016

Messrs

BUENOS AIRES STOCK EXCHANGE

Messrs

NATIONAL SECURITIES COMMISSION

Issuers Division

Dear Sirs,

As required by section 63 of the Buenos Aires Stock Exchange Regulations, Resolution No. 2/12 and Section 3, caption 35 of Title XII, Chapter I, Part II of the Regulations of the National Securities Commission, I hereby inform you that at the Company’s Board of Directors’ meeting held on November 9, 2016, the following documents were approved: Condensed Statement of Financial Position, Condensed Statement of Comprehensive Income, Condensed Statement of Changes in Equity, Condensed Statement of Cash Flows, Notes, Informative Summary and the information required by section 68 of the aforementioned regulations, relating to the nine-month interim period ended September 30, 2016.

The amounts disclosed below are stated in thousands of Argentine pesos and arise from the Condensed Interim Financial Statements.

Nine-month interim period ended September 30, 2016
Loss for the period

Attributable to the owners of the parent	Loss	(1,842,232)
Attributable to non-controlling interests		0
	Loss	(1,842,232)
Other comprehensive income for the period

Attributable to the owners of the parent		0
Attributable to non-controlling interests		0
		0

Total comprehensive loss for the period

Attributable to the owners of the parent	Loss	(1,842,232)
Attributable to non-controlling interests		0
	Loss	(1,842,232)

The Company’s result of operations for the nine-month period amounts to a loss of $ 1.8 billion. This result has been significantly affected by the granting of different provisional remedies, requested in the framework of actions for the protection of a constitutional right that was violated (“acciones de amparo”) brought against the Federal Government and the National Regulatory Authority for the Distribution of Electricity’s resolutions that provided for temporary tariff increases, in favor of the customers that come within the scope thereof, mainly in La Matanza and Pilar jurisdictions, ordering that the tariff increases granted as from February 1, 2016, be suspended retroactively to that date, that the billing of the increases be interrupted, and that the amounts already collected as a consequence of consumption recorded during that time frame be reimbursed.

This situation of uncertainty, together with the increase in the cost of penalties, among the main effects, generated a loss that resulted in the Company’s recording a negative equity of $317.2 million at the end of the period. If by the end of the current fiscal year the Company continues to record negative equity, it will fall within the grounds for corporate dissolution due to the loss of capital stock under the terms of the Business Organizations Law. The Company’s Management is taking all the steps available to revert this situation.

Empresa Distribuidora y Comercializadora Norte S.A.

Av. Del Libertador 6363 Piso 1° – (C1428ARG) Capital Federal – Tel.: (54-11) 4346-5088 / 5113 – Fax: (54-11) 4346-5301

Detail of Equity
Share Capital– Nominal Value (1)	906,455
Share Capital – Adjustment to Capital (2)	408,063
Additional paid-in capital	3,452
Legal Reserve	73,275
Voluntary Reserve	176,061
Other Comprehensive Loss	(42,253)
Accumulated Deficit	(1,842,232)
Total attributable to the owners of the Company	(980,055)
Non-controlling interests	0
Total Equity	(317,179)

(1)     Includes 9,412 relating to treasury shares.

(2)     Includes 10,347 relating to treasury shares.

Furthermore, and as required by sub-sections o), p) and q) of section 62, we inform the following:

Class of shares	Number of shares	% on Share Capital

A	462,292,111	51.00
B	442,210,385	48.78
C	1,952,604	0.22
Total	906,455,100	100.00

The class “A” shares are owned by Electricidad Argentina S.A. (EASA), domiciled at 1 Maipú Street of the City of Buenos Aires. The class “B” shares are currently traded at the New York Stock Exchange (through American Depositary Shares –“ADSs”) and the Buenos Aires Stock Exchange. As of September 30, 2016, the Company has 9,412,500 treasury shares.

An amount of 1,952,604 class “C” shares, which are held by Banco de la Nación Argentina as trustee of the Company Employee Stock Ownership Program, remains outstanding.  Moreover, IEASA S.A., domiciled at 1 Maipú Street of the City of Buenos Aires, owns 99.99% of EASA’s voting shares.

The Company does not have debt securities convertible into shares, nor there exist stock options of the Company’s shares.

Yours sincerely,

VICTOR A. RUIZ

Officer in charge of Market Relations

Empresa Distribuidora y Comercializadora Norte S.A.

Av. Del Libertador 6363 Piso 1° – (C1428ARG) Capital Federal – Tel.: (54-11) 4346-5088 / 5113 – Fax: (54-11) 4346-5301

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: November 15, 2016